Exhibit 99.1

Jianpu Technology Inc. Reports First Half Year 2025 Unaudited Financial Results

Beijing, September 2, 2025 /PRNewswire/ -- Jianpu Technology Inc. (“Jianpu,” or the “Company”) (OTCQB: AIJTY), a leading open financial technology platform in China, today announced its unaudited financial results for the first half year ended June 30, 2025.

First Half Year 2025 Financial Results

Total revenues increased by 29.9% to RMB557.6 million (US$77.8 million) in the first half of 2025 from RMB429.2 million in the same period of 2024.

Revenues from recommendation services increased by 52.7% to RMB442.4 million (US$61.8 million) in the first half of 2025 from RMB289.7 million in the same period of 2024. The increase was primarily due to the increase in revenues from recommendation services for loans amid higher application volumes, partially offset by the decrease in revenues from recommendation services for credit cards following the board-approved wind-down of the business in April 2025.

Revenues from digital intelligence as a service1 increased by 38.3% to RMB51.6 million (US$7.2 million) in the first half of 2025 from RMB37.3 million in the same period of 2024, primarily due to an expanded customer base.

Revenues from marketing and other services decreased by 37.7% to RMB63.7 million (US$8.9 million) in the first half of 2025 from RMB102.2 million in the same period of 2024, primarily due to the deconsolidation of Anguo in the second half of 2024, and the board-approved wind-down of certain non-core business activities, which was initiated in April 2025.

Cost of promotion and acquisition increased by 37.0% to RMB338.5 million (US$47.2 million) in the first half of 2025 from RMB247.0 million in the same period of 2024. This increase was largely driven by the increased revenues from our loan recommendation services.

Cost of operation increased by 41.3% to RMB39.7 million (US$5.5 million) in the first half of 2025 from RMB28.1 million in the same period of 2024. The increase was primarily attributable to the increase in data acquisition costs in line with the increase in revenue from digital intelligence as a service1.

Sales and marketing expenses was RMB64.2 million (US$9.0 million) in the first half of 2025, remaining relatively stable compared to that of RMB64.4 million in the same period of 2024.

Research and development expenses was RMB36.4 million (US$5.1 million) in the first half of 2025, remaining relatively stable compared to that of RMB37.0 million in the same period of 2024.

1 Starting from the first half of 2024, the Company updated the description of its revenue stream “big data and system-based risk management services” to “digital intelligence as a service”, to provide more relevant and clear information.

General and administrative expenses increased by 17.4% to RMB51.9 million (US$7.2 million) in the first half of 2025 from RMB44.2 million in the same period of 2024. The increase was primarily due to the increases in payroll expenses, professional fees and allowance for credit losses.

Income from operations increased by 216.5% to RMB26.9 million (US$3.8 million) in the first half of 2025 from RMB8.5 million in the same period of 2024. Operating income margin was 4.8% in the first half of 2025, compared with 2.0% in the same period of 2024. The increase was attributable to the Company’s continuous focus on businesses optimization.

Fair value changes of crypto assets2 was an unrealized loss of RMB12.9 million (US$1.8 million) in the first half of 2025, reflecting a decrease in fair value changes of crypto assets since January 1, 2025

Others, net2 was a net income of RMB0.7 million (US$0.1 million) in the first half of 2025 compared with a net income of RMB14.7 million in the same period of 2024. The Company recognized a realized gain of RMB7.8 million from the investment in Conflux Global and other crypto assets2, as well as an investment gain of RMB5.9 million resulting from the termination of a non-controlling investment3 in the first half of 2024.

Net income was RMB19.1 million (US$2.7 million) in the first half of 2025 compared with RMB28.9 million in the same period of 2024. Net income margin was 3.4% in the first half of 2025, compared with 6.7% in the same period of 2024.

Non-GAAP adjusted net income4 was RMB29.3 million (US$4.1 million) in the first half of 2025, compared with RMB24.3 million in the same period of 2024. Non-GAAP adjusted net income margin4 was 5.3% in the first half of 2025 compared with 5.7% in the same period of 2024.

2 As a result of the adoption of ASU 2023-08 effective January 1, 2025, crypto assets are recorded at fair value, and changes in fair value are recognized as part of net income. Accordingly, the changes in fair value recognized in the first half of 2025 are not comparable to the same period of 2024.

Prior to the adoption of ASU 2023-08, crypto assets were classified as indefinite-lived intangible assets and were measured at cost less impairment. Subsequent increases in crypto asset prices are not allowed to be recorded unless the crypto asset is sold, at which point the gain is recognized in net income each reporting period. Accordingly, unrealized losses recognized on crypto asset transactions for the first half of 2025 are not comparable to the same period of 2024.

3 In January 2024, the Company, together with other shareholders of an investee company, entered into an investment termination agreement with the investee company, according to which the company’s investment into the investee company was terminated and the investee company would pay the Company US$0.8 million as compensation for such termination. The compensation was fully paid to the Company in January 2024. The investment had been fully impaired by the Company in the year 2022, and therefore, the termination led to an investment gain of US$0.8 million in January 2024.

4 Non-GAAP adjusted net income represents net income before share-based compensation expenses, fair value changes of crypto assets and gain from disposal or fair value change of equity investments. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this document for more details about Non-GAAP adjusted net income. Non-GAAP adjusted net income margin equals Non-GAAP adjusted net income divided by total revenues.

Non-GAAP adjusted EBITDA5 was an income of RMB25.8 million (US$3.6 million), compared with RMB20.6 million in the same period of 2024.

As of June 30, 2025, the Company had cash and cash equivalents, time deposits and restricted cash and time deposits of RMB651.7 million (US$91.0 million) and working capital of approximately RMB451.8 million (US$63.1 million). Compared to those as of December 31, 2024, cash and cash equivalents, time deposits and restricted cash and time deposits decreased by RMB55.9 million.

About Jianpu Technology Inc.

Jianpu Technology Inc. operates a leading open financial technology platform, under the Rong360 brand, connecting users with an extensive spectrum of financial products and other products and services. By leveraging cutting-edge digital technology, the Company offers intelligent and comprehensive search and recommendation results in a seamless, efficient, and secure manner to meet the needs of its diverse audience. The Company also enables financial and non-financial partners to enhance their efficiency and competitiveness by offering digital intelligence as a service, including data- and analytical-based risk management, intelligent marketing, and other integrated solutions and services. As the Company expands into FinTech+ ecosystem and broadens its global footprint, it will continue to innovate and solidify its influence in the space of financial technology and digital transformation. For more information, please visit http://ir.jianpu.ai.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net income/(loss), each a Non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net income/(loss) help identify underlying trends in its business that could otherwise be distorted by the effect of the expenses and gains that the Company include in income/(loss) from operations and net income/(loss). The Company believes that adjusted EBITDA and adjusted net income/(loss) provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net income/(loss) should not be considered in isolation or construed as alternatives to net income/(loss) or any other measure of performance or as indicators of the Company’s operating performance. Investors are encouraged to review the historical Non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income/(loss) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

5 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses, fair value changes of crypto assets and gain from disposal or fair value change of equity investments. EBITDA represents net income before interest income and expenses, income tax benefits/(expenses) and depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

Adjusted EBITDA represents EBITDA before share-based compensation expenses, fair value changes of crypto assets and gain from disposal or fair value change of equity investments. EBITDA represents net income/(loss) before interest income and expenses, income tax benefits/(expenses) and depreciation and amortization.

Adjusted net income/(loss) represents net income/(loss) before share-based compensation expenses, fair value changes of crypto assets and gain from disposal or fair value change of equity investments.

For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this document.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborates with; trends, competition and regulatory policies relating to the industries the Company operates in; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this document and in the attachments is as of the date of this document, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jianpu Technology Inc.

(IR) Xinren Wang, E-mail: IR@rong360.com

(PR) Amanda Hu, E-mail: Media@rong360.com

Tel: +86 (10) 6242 7068

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of June 30,
(In thousands)	2024	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	418,591	361,722	50,494
Time deposits	11,572	11,524	1,609
Restricted cash and time deposits	251,023	278,466	38,872
Accounts receivable, net (including amounts billed through related party of RMB423 and nil as of December 31, 2024 and June 30, 2025, respectively)	143,032	155,087	21,649
Amount due from related parties	2,365	5,638	787
Prepayments and other current assets	66,570	60,517	8,449
Total current assets	893,153	872,954	121,860
Non-current assets:
Property and equipment, net	9,434	8,959	1,251
Intangible assets, net	1,891	1,598	223
Crypto assets	15,506	30,470	4,253
Restricted cash and time deposits	26,395	—	—
Long-term investments	58,268	76,242	10,643
Other non-current assets	977	1,206	168
Total non-current assets	112,471	118,475	16,538
Total assets	1,005,624	991,429	138,398

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	202,436	137,320	19,169
Accounts payable (including amounts billed through related party of RMB1,820 and nil as of December 31, 2024 and June 30, 2025, respectively)	108,249	120,824	16,866
Advances from customers	51,635	65,075	9,084
Tax payable	9,939	8,140	1,136
Amount due to related parties	5,566	2,332	326
Accrued expenses and other current liabilities	95,868	87,509	12,216
Total current liabilities	473,693	421,200	58,797
Non-current liabilities:
Deferred tax liabilities	141	112	16
Other non-current liabilities	11,046	449	62
Total non-current liabilities	11,187	561	78
Total liabilities	484,880	421,761	58,875
Shareholders’ equity:
Ordinary shares	286	286	40
Treasury stock, at cost	(81,523)	(10,258)	(1,432)
Additional paid-in capital	1,890,443	1,820,767	254,169
Accumulated losses[6]	(1,344,794)	(1,297,274)	(181,092)
Statutory reserves	2,027	2,027	283
Accumulated other comprehensive income	54,031	53,814	7,512
Total Jianpu’s shareholders’ equity	520,470	569,362	79,480
Noncontrolling interests	274	306	43
Total shareholders’ equity	520,744	569,668	79,523
Total liabilities and shareholders’ equity	1,005,624	991,429	138,398

6 As a result of the adoption of ASU 2023-08 effective January 1, 2025, crypto assets are recorded at fair value, and changes in fair value are recognized as part of net income. As a result of the adoption, a cumulative gain of RMB28.2 million arising from fair value changes of crypto assets was recognized as an adjustment to the opening accumulated losses, with no restatement of prior periods.

Jianpu Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands except for number of shares and per	For the Six Months Ended June 30,
share data)	2024	2025
	RMB	RMB	US$
Revenues:
Recommendation services [a]	289,741	442,368	61,752
Digital intelligence as a service1 [b]	37,300	51,561	7,198
Marketing and other services	102,156	63,713	8,894
Total revenues	429,197	557,642	77,844
Costs and expenses:
Cost of promotion and acquisition [c]	(247,044)	(338,452)	(47,246)
Cost of operation [d]	(28,122)	(39,731)	(5,546)
Total cost of services	(275,166)	(378,183)	(52,792)
Sales and marketing expenses	(64,366)	(64,182)	(8,959)
Research and development expenses [e]	(37,033)	(36,401)	(5,081)
General and administrative expenses	(44,166)	(51,932)	(7,249)
Income from operations	8,466	26,944	3,763
Net interest income	6,275	4,207	587
Fair value changes of crypto assets[2]	—	(12,943)	(1,807)
Others, net[2]	14,724	688	96
Income before income tax	29,465	18,896	2,639
Income tax benefits/(expense)	(524)	195	27
Net income	28,941	19,091	2,666
Less: net loss attributable to noncontrolling interests	(163)	(183)	(26)
Net income attributable to Jianpu’s shareholders	29,104	19,274	2,692

Other comprehensive income
Foreign currency translation adjustments	2,829	(2)	—
Total other comprehensive income/(loss)	2,829	(2)	—
Total comprehensive income	31,770	19,089	2,666
Less: total comprehensive income/(loss) attributable to noncontrolling interests	(87)	32	4
Total comprehensive income attributable to Jianpu’s shareholders	31,857	19,057	2,662

Net income per share attributable to Jianpu’s shareholders
Basic	0.07	0.05	0.01
Diluted	0.07	0.05	0.01
Net income per ADS attributable to Jianpu’s shareholders
Basic	1.38	1.02	0.14
Diluted	1.34	0.97	0.13
Weighted average number of shares
Basic	422,748,795	376,647,049	376,647,049
Diluted	435,934,033	399,060,318	399,060,318

1 Starting from the first half of 2024, the Company updated the description of its revenue stream “big data and system-based risk management services” to “digital intelligence as a service” to provide more relevant and clear information.

2 As a result of the adoption of ASU 2023-08 effective January 1, 2025, crypto assets are recorded at fair value, and changes in fair value are recognized as part of net income. Accordingly, the changes in fair value recognized in the first half of 2025 are not comparable to the same period of 2024.

Prior to the adoption of ASU 2023-08, crypto assets were classified as indefinite-lived intangible assets and were measured at cost less impairment. Subsequent increases in crypto asset prices are not allowed to be recorded unless the crypto asset is sold, at which point the gain is recognized in net income each reporting period. Accordingly, unrealized gains/(losses) recognized on crypto asset transactions for the first half of 2025 are not comparable to the same period of 2024.

[a] Including revenues from related party of RMB186 and RMB10,435 for the six months ended June 30, 2024 and 2025, respectively.

[b] Including revenues from related party of RMB22 and RMB273 for the six months ended June 30, 2024 and 2025, respectively.

[c] Including cost of promotion and acquisition from related party of RMB819 and RMB7,692 for the six months ended June 30, 2024 and 2025, respectively.

[d] Including cost of operation from related party of RMB493 and RMB561 for the six months ended June 30, 2024 and 2025, respectively.

[e] Including expenses from related party of RMB38 and RMB594 for the six months ended June 30, 2024 and 2025, respectively.

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Six Months Ended June 30,
(In thousands)	2024	2025
	RMB	RMB	US$
Net income	28,941	19,091	2,666
Add: Share-based compensation expenses	1,165	762	106
Fair value changes of crypto assets[2]	—	12,943	1,807
Gain from disposal or fair value change of equity investments[3]	(5,850)	(3,493)	(488)
Non-GAAP adjusted net income[4]	24,256	29,303	4,091
Add: Depreciation and amortization	2,050	871	122
Net interest income	(6,275)	(4,207)	(587)
Income tax expenses/(benefits)	524	(195)	(27)
Non-GAAP adjusted EBITDA[5]	20,555	25,772	3,599

2 As a result of the adoption of ASU 2023-08 effective January 1, 2025, crypto assets are recorded at fair value, and changes in fair value are recognized as part of net income. Accordingly, the changes in fair value recognized in the first half of 2025 are not comparable to the same period of 2024.

Prior to the adoption of ASU 2023-08, crypto assets were classified as indefinite-lived intangible assets and were measured at cost less impairment. Subsequent increases in crypto asset prices are not allowed to be recorded unless the crypto asset is sold, at which point the gain is recognized in net income each reporting period. Accordingly, unrealized gains/(losses) recognized on crypto asset transactions for the first half of 2025 are not comparable to the same period of 2024.

3 In January 2024, the Company, together with other shareholders of an investee company, entered into an investment termination agreement with the investee company, according to which the company’s investment into the investee company was terminated and the investee company would pay the Company US$0.8 million as compensation for such termination. The compensation was fully paid to the Company in January 2024. The investment had been fully impaired by the Company in the year 2022, and therefore, the termination led to an investment gain of US$0.8 million in January 2024.

4 Non-GAAP adjusted net income represents net income before share-based compensation expenses, fair value changes of crypto assets and gain from disposal or fair value change of equity investments. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this document for more details about Non-GAAP adjusted net income. Non-GAAP adjusted net income margin equals Non-GAAP adjusted net income divided by total revenues.

5 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses, fair value changes of crypto assets and gain from disposal or fair value change of equity investments. EBITDA represents net income before interest income and expenses, income tax benefits/(expenses) and depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.